

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via Facsimile</u>
Mr. James Hagemeier
Chief Financial Officer
Black Elk Energy Offshore Operations, LLC
11451 Katy Freeway, Suite 500
Houston, TX 77079

> **Re: Black Elk Energy Offshore Operations, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 333-174226**

Dear Mr. Hagemeier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business

Our Operations

Estimated Proved Undeveloped Reserves, page 4

1.   We note your disclosure states you did not drill and complete a proved undeveloped well in 2011, but expect to complete one in the first quarter of 2012. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUD reserves within five years from booking. In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K. Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

2.   We note all proved undeveloped reserves are scheduled to be drilled by 2017.   Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please tell us the number of locations scheduled for development beyond five years from booking, as well as the PUD reserves attributed to them.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

3.   We note oil, natural gas and plant products revenues are recorded using the sales method, whereby you recognize oil and natural gas revenue based on the amount of oil and natural gas sold to purchasers. Please expand your disclosure to more specifically describe your revenue recognition policy for each major product category. In addition, please provide a more specific description here and throughout your filing regarding what is included in plant products revenue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief